OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13DA

Under the Securities Exchange Act of 1934

(Amendment No. 4)

iSecureTrac Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0-26455

(CUSIP Number)

Heather Kreager

Sammons Enterprises, Inc.

5949 Sherry Lane, Ste 1900

Dallas, Texas 75225

(214) 210-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Michael T. Wolf

Jenner & Block, LLP

353 N. Clark Street

Chicago, Illinois 60654

(312) 222-9350

August 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No.	13D

[Repeat following page as necessary]

(1)	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Enterprises, Inc. / 75-6027423
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Page 2 of 11 Pages

(1)	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only) Consolidated Investment Services, Inc. / 88-0214301
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Page 3 of 11 Pages

(1)	Names of reporting persons / I.R.S. identification Nos. of above persons (Entities Only) MH Imports, Inc. / 20-4787712
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Page 4 of 11 Pages

(1)	Names of reporting persons / I.R.S. identification Nos. of above persons (Entities Only) Crestpark LP, Inc. / 74-2911532
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Page 5 of 11 Pages

(1)	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only) Sammons Enterprises, Inc. Employee Stock Ownership Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) EP

Page 6 of 11 Pages

Item 1. Security and Issuer.

This Amendment No. 4 amends and supplements that certain Schedule 13D filed on July 7, 2005 (the “Original Schedule 13D”), as amended by that certain Amendment No. 1 filed on April 26, 2011 (“Amendment No. 1”), that certain Amendment No. 2 filed on June 30, 2011 (“Amendment No. 2”) and that certain Amendment No. 3 filed on November 30, 2011 (“Amendment No. 3”, and collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Amended Schedule 13D”), with the Securities and Exchange Commission by (i) Sammons Enterprises, Inc., a Delaware corporation (“Sammons”); (ii) Consolidated Investment Services, Inc., a Nevada corporation (“CISI”); (iii) Sammons Enterprises, Inc. Employee Stock Ownership Trust, a trust formed in the state of Texas (the “Sammons Trust”); (iv) solely with respect to Amendment No. 2 and Amendment No. 3, Crestpark LP, Inc., a Delaware corporation (“Crestpark”); (v) solely with respect to Amendment No. 3, MH Imports, Inc., a Delaware corporation (“MH Imports”); and (vi) solely with respect to the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, (A) Mykonos 6420 LP, a Texas limited partnership (“Mykonos”), (B) Sponsor Investments, LLC, a Texas limited liability company (“Sponsor Investments”) and (C) Herakles Investments, Inc., a Delaware corporation (“Herakles”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iSecureTrac Corp. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meaning set forth in the Amended Schedule 13D. Except as specifically set forth herein, the Amended Schedule 13D remains unmodified. All items not reported in this Amendment No. 4 are herein incorporated by reference from the Amended Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 29, 2012, the Reporting Persons exited their investment in the Company by selling all of the Series C Preferred, all of the B Warrants and all of the Series D Preferred owned by the Reporting Persons in a privately negotiated transaction (the “Transaction”). Specifically, in the Transaction, (i) MH Imports sold (A) 1,470,799 shares of Series C Preferred, representing all of the Series C Preferred owned by MH Imports (and all of the Series C Preferred beneficially owned by the Reporting Persons), and (B) 564,253 B Warrants, representing all of the B Warrants owned by MH Imports (and all of the B Warrants beneficially owned by the Reporting Persons), and (ii) Crestpark sold 1,438,359 shares of Series D Preferred, representing all of the Series D Preferred owned by Crestpark (and all of the Series D Preferred beneficially owned by the Reporting Persons). Following the Transaction, the Reporting Persons own no equity securities in the Company and beneficially own no interest in the Common Stock of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The Reporting Persons beneficially own no shares of Common Stock of the Company.

Page 7 of 11 Pages

(c)

Effective June 30, 2012, the Company issued (i) to MH Imports, 108,949 additional shares of Series C Preferred as an in-kind dividend on the Series C Preferred then owned by MH Imports and (ii) to Crestpark, 106,545 additional shares of Series D Preferred as an in-kind dividend on the Series D Preferred then owned by Crestpark. All such shares issued as in-kind dividends were disposed of in the Transaction. Except for the transactions described in this Item 5(c) and in Item 4, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)

Not Applicable.

(e)

The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Company on August 29, 2012.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby supplemented as follows:

15. Joint Filing Agreement dated as of August 29, 2012.

Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

MH IMPORTS, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

CRESTPARK LP, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

SAMMONS ENTERPRISES, INC.

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	President

Page 9 of 11 Pages

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc. Employee Stock Ownership Plan and Trust

By:	/s/ Heather Kreager
Name:	Heather Kreager
Its:	Senior Vice President

Page 10 of 11 Pages

EXHIBIT INDEX

15. Joint Filing Agreement dated as of August 29, 2012.

Page 11 of 11 Pages